UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: April 15, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon to sell Aegon UK to Standard Life for a total consideration of GBP 2.0 billion

Schiphol, April 15, 2026

  Transaction marks the completion of the strategic review of Aegon UK, further supporting Aegon in its ambition to become a leading US life insurance and retirement group
  The proceeds are valued at GBP 2.0 billion and consist of a shareholding of 15.3% (181.1 million shares) in Standard Life plc (Standard Life)1 and a cash amount of GBP 0.75 billion. Any remittances taken out of Aegon UK between the signing and closing of the transaction will be deducted from the GBP 0.75 billion cash amount
  Total consideration equivalent to 14.2x 2025 operating result after tax and 1.9x 2025 IFRS Shareholder’s equity2
  The cash received from the transaction, minus the value of the remittances that were expected to be received from Aegon UK between the signing and the closing of the transaction, is expected to be used for a combination of deleveraging and share buybacks, once the transaction is completed
  Aegon’s group financial ambitions for 2026 and 2027, as communicated at its Capital Markets Day 2025, will be updated to reflect the transaction announced today, with target growth rates unchanged but starting from an adjusted base level
  Aegon’s asset management activities in the UK will remain part of Aegon’s global asset manager and will be an important asset management partner for the new combined business
  The transaction is expected to close around the end of 2026, subject to customary conditions, including regulatory approvals
  The relationship agreement with Standard Life entitles Aegon to appoint one non-Executive Director on the Board of Standard Life.

Lard Friese, Aegon CEO, commented: “The transaction represents an important step in our ambition to become a leading US life insurance and retirement group. The terms reflect our commitment to creating value for shareholders, and through our shareholding we will benefit from further value creation in the combined business. Standard Life is the right owner for Aegon UK and a good home for our employees: we share the same values and a strong commitment to customers, and together the businesses will create the UK’s largest retirement savings and income provider. Aegon’s asset management business in the UK will remain an important asset management partner to the new combined business.”

Andy Briggs, Standard Life CEO, said: “With financial wellbeing at the heart of everything it does, Aegon UK’s values and culture are aligned with our own. Together, we will not only be stronger, we will be better - helping our customers achieve better outcomes and greater financial security in later life. I look forward to welcoming everyone in Aegon UK to Standard Life in due course and working together to capture the huge potential in front of us.”

Use of proceeds and financial implications
The cash received from the transaction, minus the value of remittances that were expected to be received from Aegon UK between the signing and the closing of the transaction, is expected to be used for a combination of deleveraging and share buy-backs, once the transaction is completed.

Following the completion of the transaction, Aegon’s group financial guidance for 2026 and 2027 will be updated to reflect the divestment of Aegon UK:

  The group operating result run-rate is expected to grow by around 5% per annum between 2025 and 2027, from a proforma 2025 run-rate of EUR 1.3 – 1.5 billion*
  OCG after holding funding and operating expenses is expected to grow between 0% and 5% per annum over the same timeframe, from a proforma 2025 run-rate of EUR 0.7-0.75 billion*
  Free cash flow run rate is expected to increase at around 5% per annum between 2025 and 2027. The free cash flow run-rate will be adjusted by removing the UK contribution (EUR 120 million in 2025 terms) from 2026 onwards and incorporating the free cash flow attributable to the equity stake received as part of the disposal structure post-closing
  Dividend per share is expected to grow in excess of 5% per annum, which remains unchanged from the CMD 2025 guidance

*The proforma 2025 run-rate figures reflect the run-rate communicated at the CMD 2025, updated to reflect the Aegon UK transaction announced today.

On a pro-forma 2025 basis, and prior to any deleveraging or share buyback initiatives, the transaction is expected to result in a 5%-point reduction in the Group Solvency ratio. At the same time, it is expected to have a positive impact of EUR 1.1 billion on Group shareholders’ equity and a negative impact of EUR 0.1 billion on Group Valuation Equity, as the loss of CSM exceeds the positive shareholders’ equity effect. The positive impact on the Group’s net result is expected to be EUR 0.6 billion.

As per Aegon’s accounting policies and until the completion of the transaction, Aegon UK will no longer contribute to the Group Operating result and Operating Capital Generation, and its IFRS result will be reported under “Other income/(charges)”.

The transaction is expected to close around the end of 2026, subject to customary conditions, including regulatory approvals. Following the completion of the transaction, Aegon will enter into a lock-up period with respect to the shares received as part of the transaction. This period will last until the earliest of 18 months following the transaction completion date or the completion of the redomiciliation of Aegon Ltd to the United States.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31(0) 6 11953367	+44 782 337 1511
Carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to become a leading US life insurance and retirement group. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

About Standard Life
Standard Life is a retirement specialist focused entirely on retirement saving and income. Standard Life is proud to manage around c£317bn in assets on behalf of its 12 million customers, and champions the belief that everyone's journey to and through retirement can be better. With its focus entirely on retirement savings and income Standard Life wants to be the business that people trust to guide their retirement journey, helping its customers achieve better outcomes and greater financial security in later life.

As a FTSE 100-listed group Standard Life is using its size, expertise and influence to shape the world Standard’s Life customers will retire into, and are committed to helping three million customers by 2035, take action towards a better retirement. Standard Life is a responsible investor with a clear commitment to supporting a more sustainable future. The company has achieved its net zero goal across its emissions for 2025 and is working towards net zero investment portfolios by 2050 or sooner. Standard Life is recognised as a leading employer, with long-standing accreditation as a Living Wage Employer, Living Pension Employer and Carer Positive Exemplary Employer and in 2025 became one of Britain’s Most Admired Companies in 2025.

Forward-looking statements
The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, focus, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect the company’s expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following:

  Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and, in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands.
  Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets.
  Changes in the performance of financial markets, including emerging markets, such as:
    The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios.
    The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds.
    The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.
    The impact from volatility in credit, equity, and interest rates.
  Changes in the performance of Aegon’s investment portfolio and a decline in the ratings of Aegon’s counterparties.
  The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates.
  The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.
  The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries.
  The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends.
  Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda.
  Changes affecting interest rate levels and low or rapidly changing interest rate levels.
  Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
  The effects of global inflation, or inflation in the markets where Aegon operates.
  Changes in the availability of, and costs associated with, liquidity sources, such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness.
  Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands.
  Catastrophic events, either manmade or by nature – including, for example, acts of God, acts of terrorism, acts of war and pandemics – could result in material losses and significantly interrupt Aegon’s business.
  The frequency and severity of insured loss events.
  Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives.
  Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results.
  Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
  Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.
  Customer responsiveness to both new products and distribution channels.
  Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures.
  Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.
  Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies.
  The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty or guarantee what the manner, timing, and potential impacts of the planned relocation of the company’s legal domicile and head office to the United States will be, and if such a relocation can be completed successfully.
  Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow.
  Changes in the policies of central banks and/or governments.
  Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
  Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products.
  The consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or any further consequences of the exit of the United Kingdom from the European Union, and the potential consequences of other European Union countries leaving the European Union.
  Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property.
  Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.
  Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon.
  Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.
  Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, that may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management.
  Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws.
  Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon's discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes, even if we use words such as "material" or "materiality" in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

1 Value of 15.3% stake is based on the closing price of Standard Life’s shares on Tuesday April 14, 2026, and 181,080,690 shares to be received by Aegon upon closing of the transaction as per the agreement.
2 Based on the following 2025 figures for Aegon UK: operating result after tax of GBP 143 million and shareholders equity of GBP 1,077 million.

Attachment

  20260415_PR_Aegon to sell Aegon UK to Standard Life for a total consideration of GBP 2.0 billion (https://ml-eu.globenewswire.com/Resource/Download/13cce271-3912-4859-8061-d7ae8614884d)